Exhibit 99.1

VocalTec Expected to Have Record Operating Income in Fourth Quarter 2010 and Projects Increased Sales Starting Second Quarter 2011
West Palm Beach, FL, and Netanya, Israel — Jan. 6, 2011 — VocalTec Communications Ltd. (Nasdaq: CALL), the company that invented voice over IP (“VOIP”) and sold over seven million magicJacks®, has reduced a number of operating costs throughout 2010, particularly from third quarter to fourth quarter. These improvements are expected to carry over into 2011. The company may earn as much as $3 to $4 million in pre-tax ordinary income in fourth quarter 2010 before one-time charges, potential legal settlements, gains or losses on investments or any other unexpected charges or gains.
VocalTec does not expect to have sales growth in the first quarter 2011 compared to fourth quarter 2010, but will accelerate sales with its next product and services, the magicJack Plus and magicTalk™, in the second quarter of 2011 and beyond. If these expected sales materialize, it should translate into higher revenues in the third quarter of 2011. The aforementioned timing of sales and revenues is based on the introduction of magicJack Plus and magicTalk, and the introduction of magicTalk apps for the iPhone®, iPad™, Android™ and Blackberry™.
Lastly, the company does not expect to give these types of forward looking statements in the future, but made this exception to be able to commence its share buyback after the anticipated Israeli court approval. The launch of these products and services will be the foundation of VocalTec’s business well into the future and a turning point producing the majority of its sales, and therefore we believe important to disclose now. For further information about the magicJack Plus and magicTalk, please refer to the press releases found in the News section of VocalTec.com or other available sources.
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, including statements about our products, services, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements.
Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things: changes to our business resulting from increased competition; any operational or cultural difficulties associated with the integration of the businesses of VocalTec and YMax; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; unexpected costs, charges or expenses resulting from the merger; the ability of the combined company to achieve the estimated potential synergies or the longer time it may take, and increased costs required, to achieve those synergies; our ability to develop, introduce and market innovative products, services and applications; our customer turnover rate and our customer acceptance rate; changes in general economic, business, political and regulatory conditions; availability and costs associated with operating our network; potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies; the degree of legal protection afforded to our products; changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and the various other factors discussed in the “Risk Factors” section of the Forms 6-K filed with the Securities and Exchange Commission. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition.
We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
About VocalTec Communications Ltd.?VocalTec Communications Ltd. (Nasdaq symbol: CALL), the inventor of VoIP including the softphone and magicjack, has the goal of becoming the leading international provider of global voice over many platforms. The company has achieved sales of over seven million of the easy-to-use, award-winning magicJack since the device’s launch in 2008, and has the use of over 30 patents, some dating to when VocalTec invented VoIP. It is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has historically had uptime of over 99.99 percent.
Skype™, associated trademarks and logos and the “S” symbol are trademarks of Skype Limited.
Google Voice™ and Android™ are trademarks of Google Inc. Use of this trademark is subject to Google Permissions <http://www.google.com/permissions/index.html>.
iPhone® and iPad™ are registered trademarks of Apple Inc.
Contact:
Kari Hernandez
Media Relations
512-382-8988
vocaltec@ink-pr.com
Andrew Albrecht
Investor Relations
561-771-CALL
ir@vocaltec.com